May 4, 2007	Patrick J. Rondeau
+1 617 526 6670 (t)
+1 617 526 5000 (f)
patrick.rondeau@wilmerhale.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4561

Attention:	Barbara C. Jacobs, Assistant Director

Re:	Netezza Corporation Registration Statement on Form S-1 Filed on March 22, 2007 File No. 333-141522
Ladies and Gentlemen:
On behalf of Netezza Corporation (“Netezza” or the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”). This Amendment No. 1 is being filed in response to comments contained in a letter dated April 19, 2007 (the “Letter”) from Barbara C. Jacobs, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Jitendra S. Saxena, Chief Executive Officer of Netezza. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 1. Unless otherwise indicated, the information in this Letter gives effect to the planned one-for-two reverse split of the Company’s common stock to be effected prior to the closing of this offering. The Company respectfully requests that, upon the completion of its review of the supplemental materials provided with this letter, the Staff return the supplemental materials pursuant to Rule 418 promulgated under the Securities Act of 1933 to Jeffries Oliver-Li, WilmerHale, 60 State Street, Boston, MA 02109.
General
Comment:
1.	We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Securities and Exchange Commission
May 4, 2007

Response:	The Company, based upon the advice of the managing underwriters, currently expects the price range for its initial public offering of common stock (the “IPO”) to be $10.00 to $14.00 per share (after giving effect to the reverse stock split referenced in the Registration Statement). It is possible that this range may be narrowed somewhat before the Company includes the anticipated price range in the Registration Statement and prints and distributes preliminary prospectuses. Based upon my conversation with Ms. Mills-Apenteng of the Staff on April 23, 2007, it is the Company’s understanding that the Staff will raise whatever issues it deems appropriate with respect to this anticipated IPO price range at this time, rather than deferring any such issues until such time as the anticipated price range is included in the Registration Statement. The Company understands that additional comments may be forthcoming if the anticipated IPO price range changes.
Comment:
2.	We were unable to locate information relating to the determination of the offering price. Refer to Item 5 of Form S-1 and Item 505 of Regulation S-K. Please advise.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 92 of Amendment No. 1.
Inside Cover Page
Comment:
3.	We note that you have included a graphic. Please provide us with clear copies of the graphic for our review. Note that the text used in a graphic must adhere to plain English principles. Please see the guidance provided on the use of graphics in our Corporation Finance Current Issues Outline, March 2001, available on our website at www.sec.gov.

Response:	Under separate cover, the Company has supplementally provided copies of the graphics included in the Registration Statement.
Prospectus Summary, page 1
Comment:
4.	Please provide support for your statements both here and in the business section that you are a “leading provider of data warehouse appliances.”

Response:	Under separate cover, the Company has supplementally provided the Staff with marked copies of the following reports which support the statement that the Company is a “leading provider of warehouse appliances”:

Securities and Exchange Commission
May 4, 2007

•	IDC Report, “Business Analytics Appliances Are Here to Stay,” noting that Netezza is the “pioneer and current leader” in data warehouse appliances;

•	Press release quoting Dan Vesset, IDC analyst, “Independent Analyst Firm Recognizes Netezza as the Data Warehouse Appliance Leader”;

•	Articles quoting Philip Howard, Bloor Research analyst, on Netezza’s leadership;

•	Intelligent Enterprise article referring to Netezza as a market leader; and

•	Press release in which The Data Warehousing Institute recognizes Netezza as a trailblazer in the data warehousing appliances market.
Comment:
5.	Provide support for the following claims regarding your company:
•	your products analyze data “at higher performance levels and at a lower total cost of ownership with greater ease of use” than traditional systems;

•	your NPS appliance “performs faster, deeper and more iterative analyses on larger amounts of detailed data”; and

•	your products provide “a significant cost advantage” and “significant competitive advantages” over your competitors.

Response:	The Company advises the Staff that it bases these claims on several years of experience in which these claims that have been validated by customers, partners and industry analysts. The Company has supplementally provided the Staff with the following support for such statements:
•	Customer case studies, with approved quotes from customers;

•	Analyst reports by third-party industry analyst firms Winter Corporation, and Bloor Research;

•	Customer and partner presentations given at the following webinars, trade shows and conferences:

Epsilon — National Conference of Database Marketers 2006;

Loan Performance — Webinar 2005;

Business Objects — Webinar 2004;

Securities and Exchange Commission
May 4, 2007

CompuCredit — Gartner BI Conference 2007; and

Catalina Marketing — MicroStrategy World 2006.
Comment:
6.	You state that your revenues increased rapidly from 2004 to 2007 representing a compound annual growth rate of 80.1%. For balanced disclosure, disclose your net losses during the same period and your accumulated deficit.

Response:	In response to the Staff’s comments, the Company has revised the disclosure on page 1 of Amendment No. 1.
Comment:
7.	We note your list of customers in both here and in the business section. Disclose the criteria you used in selecting the customers you identified by name. Is there a minimum dollar value of sales you made to the companies you list, for example? Confirm that all the customers listed are current customers.

Response:	The Company advises the Staff that the list of customers set forth on pages 1, 49 and 57 of Amendment No. 1 were selected based on their name recognition in the marketplace and their willingness to provide consent for the inclusion of their names in the Registration Statement. All of the listed customers are current customers who have purchased at least $50,000 worth of products from the Company.
Summary Financial Data, page 5
Comment:
8.	Revise footnote (1) in the Summary Financial Data table on page 5 to disclose the number of additional shares of common stock to be issued upon conversion of all outstanding preferred shares used in your calculation of pro forma weighted average common shares outstanding or alternatively refer the reader to the reconciliation on page F-13 of the filing. Similar disclosures should be made to the Selected Consolidated Financial Data on page 29.

Response:	In response to the Staff’s comments, the Company has revised the disclosure on pages 5 and 29 of Amendment No. 1.

Securities and Exchange Commission
May 4, 2007

Risk Factors, page 8
Comment:
9.	We note your disclosure on pages 17 and 18 that you are dependent on a single contract manufacturer, Sanmina-SCI Corporation, unidentified third-party suppliers and a contract engineering firm with Persistent Systems Pvt. Ltd. located in India. We further note your reliance on a service relationship with Hewlett-Packard referenced on page 14. However, we are unable to locate any of the related contractual agreements. To the extent you have contractual agreements with any of the entities referenced in these risk factors, they should be filed as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response:	The Company acknowledges the Staff’s comments and will file the requested contractual agreements as exhibits in a subsequent amendment to the Registration Statement. The Company advises the Staff that it will be requesting confidential treatment for certain provisions of the agreements.
Our operating results may fluctuate significantly from quarter to quarter, page 7
Comment:
10.	You refer to your “dependence on a limited number of customers” for a substantial portion of your revenues. Please reconcile this statement with your statement in Management’s Discussion and Analysis on page 31 that you had no customer accounting for more than 10% of your total revenue in fiscal 2007.

Response:	The Company advises the Staff that although no customer accounted for more than 10% of the Company’s revenues during fiscal 2007, it did derive a substantial portion of its revenues from a limited number of customers. Five customers each accounted for greater than 5% of the Company’s total revenues during fiscal 2007, and the Company’s ten largest customers accounted for approximately 45% of the Company’s revenues in fiscal 2007.

Securities and Exchange Commission
May 4, 2007

Our ability to sell to the U.S. federal government and its agencies is subject to uncertainties, page 12
Comment:
11.	Please revise the subheading and the text to specify the “uncertainties” to which you refer. Discuss the government regulations which you believe may present compliance difficulties as well as the “certain risks” posed by your government contracts. The risk factor disclosure should provide information specific to your company and industry in a concise and readily accessible manner.

Response:	In response to the Staff’s comment, the Company has revised the risk factor heading and disclosure on pages 12 and 13 of Amendment No. 1.
If we fail to maintain proper and effective internal controls, page 18
Comment:
12.	We note from your disclosures that you are in the process of documenting and reviewing your “internal controls and procedures” in anticipation of becoming a public company. Please tell us whether you have identified any material weaknesses during this process. If so, please disclose and discuss any known material weaknesses and your plans to remedy such weaknesses.

Response:	The Company advises the Staff that it has not identified any material weaknesses during its recent review of its internal controls and procedures.
Special Note Regarding Forward-Looking Statements, page 23
Comment:
13.	We note your disclosure that your prospectus contains estimates and other statistical data made by independent parties and you relating to market size and growth and other data about your industry and the data involves a number of assumptions and limitations. You then state that you have not independently verified the data and cannot guarantee the accuracy and completeness of the information. You have provided industry and market data to assist investors in understanding your industry, business and potential market. As presented, this data receives fairly prominent discussion in your prospectus. As you know, such data included in your prospectus must be based on reasonable and sound assumptions. Notwithstanding your assertion regarding the reliability of such data, please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data presented.

Response:	In response to the Staff’s comments, the Company has revised the disclosure set forth on page 23 of Amendment No. 1.

Securities and Exchange Commission
May 4, 2007

Use of Proceeds, page 24
Comment:
14.	We note your disclosure that, in addition to debt repayment, you intend to use the proceeds for “working capital and other general corporate purposes” including product development, sales and marketing activities, capital expenditures and the costs of operating a public company. We further note your disclosure that you have not determined any apportionment of the proceeds. It appears from the rest of your prospectus disclosure that an investor could reasonably assume you have performed studies and made preliminary decisions with respect to the best use of capital resources. A discussion of the approximate amounts intended to be used for each purpose you list is appropriate. Please revise accordingly.

Response:	The Company advises the Staff that it expects to fund a significant portion of its working capital and general corporate purposes with internally generated funds from the sale of its products. As a result, it does not have a specific plan, timeline or budget for the allocation of the net proceeds among potential general corporate purposes. As described in Amendment No. 1, the Company expects to use a portion of the net proceeds to repay outstanding debt. In addition, as disclosed in Amendment No. 1, the Company may use a portion of the proceeds to expand its business through the acquisition of complementary companies, assets or technologies, however, it has no current understandings, commitments or agreements related to such potential acquisitions. In addition, the Company respectfully submits that the risk factor on page 22 of Amendment No. 1 entitled “Our Management will have broad discretion as to the use of the net proceeds from this offering and might not apply the proceeds in ways that increase the value of your investment or in ways with which you agree” adequately summarizes the risks related to the Company’s broad discretion with respect to the use of the net proceeds from this offering. Accordingly, the Company respectfully submits that greater specificity regarding the use of proceeds for general corporate purposes would not be appropriate or practicable.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31.
Overview, page 31
Comment:
15.	Please supplement your discussion, particularly in the Results of Operations and Liquidity and Capital Resources sections, to provide insight into material opportunities, challenges and risks, such as those presented by known material trends, commitments

Securities and Exchange Commission
May 4, 2007

and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the steps you are taking to address them. For example, discuss whether your products are subject to obsolescence or declining sales trends, including any plans to update such applications, if necessary. In addition, we note that revenues have risen sharply over the past few years due it appears to significant increases in volume of products sold and that you have experienced an increase in headcount in various departments such as sales and marketing and R&D. Please discuss the driving forces contributing to this growth trend. How is the company’s business strategy expected to impact this trend? Please quantify the expected effects of these and other known, material trends, events and uncertainties on your future results to the extent possible. Please see Section III.B.3 of SEC Release No. 33-8350 for additional guidance.

Response:	In response to the Staff’s comment, the Company has revised and expanded the disclosure on page 31 of Amendment No. 1. In addition, the Company respectfully submits that on pages 31 and 32 of Amendment No. 1, the Company has noted that its future revenue growth will depend on (i) the Company’s ability to sustain high levels of customer satisfaction, (ii) the Company’s ability to manage its product pricing policy and (iii) the timing of new product introductions.
Comment:
16.	We note from your risk factor disclosure that the company is reviewing and documenting its internal control over financial reporting in anticipation of complying with Section 404 of the Sarbanes-Oxley Act. We further note your statement on page 33 that you anticipate the G&A expense will continue to increase in fiscal 2008 due to additional costs and compliance requirements related to operating as a public company. Since it appears that you consider the cost of becoming compliant or maintaining compliance with Section 404 to be material, you should discuss the impact of compliance on results of operations and liquidity. Please refer to Item 303 of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 33 and 45 of Amendment No. 1.

Securities and Exchange Commission
May 4, 2007

Application of Critical Accounting Policies and Use of Estimates
Stock-Based Compensation, page 35
Comment:
17.	Tell us what consideration you gave to the accounting and disclosure provisions of the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”).

Response:	The Company did consider the accounting and disclosure provisions of the AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”) both in establishing the fair market value of its common stock for purposes of equity awards and in the preparation of the Registration Statement. More specifically, the Board of Directors of the Company, in establishing the fair market value of the common stock, took into account most of the factors cited in the Practice Aid as being relevant to a valuation of privately-held-equity securities. In addition, as discussed further in response to Comments 53-55 below, the Company engaged an independent valuation firm, Revolution Partners, to assist the Board of Directors in its fair market value determinations and Revolution Partners performed its valuation analysis in accordance with the guidance contained in the Practice Aid. Finally, the Company took into account the disclosure provisions of the Practice Aid, particularly those set forth in Chapter 12, in preparing the Registration Statement.
Comment:
18.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement. If you have been using the fair-value-based method of SFAS No. 123R disclosures appropriate to fair value are more applicable than disclosures appropriate to intrinsic value.

Response:	The Company acknowledges the Staff’s comment and, in the amendment to the Registration Statement in which the Company includes the price range, will revise the disclosure to include the intrinsic value of all vested outstanding options and unvested outstanding options. The Company will calculate the intrinsic value utilizing the mid-point of the anticipated price range of the IPO. The Company supplementally advises the Staff that SFAS No. 123R was applied on the prospective transition method and therefore, was not utilized for all options outstanding.
Comment:

Securities and Exchange Commission
May 4, 2007

19.	Tell us and disclose whether you obtained a contemporaneous valuation performed by an unrelated valuation specialist as defined by the Practice Aid. If not, please revise to disclose the following information related to issuances of equity instruments:
•	Discuss the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock;

•	Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or the fair value as determined by a contemporaneous valuation by an unrelated valuation specialist obtained subsequent to the grants but prior to the IPO; and

•	Disclose the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Response:	The Company did obtain a contemporaneous valuation, performed by an unrelated valuation specialist, Revolution Partners, to assist the Board of Directors in each fair market value determination made by the Board of Directors since February 1, 2006. This valuation is disclosed on pages 36 and 37 of the Registration Statement (which disclosure has been expanded in this Amendment No. 1) and discussed further in the responses to Comments 53-55 below.
Results of Operations, page 38
Comment:
20.	Revise to disclose the extent to which changes in revenues were the result of changes in prices charged for the products sold, as opposed to changes in the volumes sold. You attribute the increase in revenues to an increase in the number of customers, which is not helpful to investor understanding. Did the prices charged for your products remain constant over the three-year period? If so, disclose this or state the extent to which prices changed and quantify the effects of pricing changes on total revenues, from one period to the next. See Item 303(a)(3)(iii) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 40 and 41 of Amendment No. 1. The Company advises the Staff that there has not been a significant change in the average selling prices of its products over the three-year period referenced in the comment.
Comment:
21.	Please briefly discuss in greater detail your plans for geographic expansion referenced on page 39 and how this fits within your business strategy.

Securities and Exchange Commission
May 4, 2007

Response:	In response to the Staff’s comment, the Company has revised and expanded the disclosure on pages 40 and 42 of Amendment No. 1 to provide greater detail about the Company’s plans for geographic expansion.
Liquidity and Capital Resources, page 44
Comment:
22.	We note that the Company’s accounts receivable, inventory, deferred revenue and accounts payable balances have changed significantly over the periods presented within your registration statement. Please revise your disclosures to include a discussion of these changes including all material underlying drivers that contributed to such changes for each period presented. For example, your current discussion regarding the $17.9 million increase in the accounts receivable balance from January 31, 2006 to January 31, 2007 indicates that the increase is due to the “timing of year-end orders.” The fourth quarter sales increase in fiscal 2007, however, only accounts for $8.9 million of this amount. Please explain the reason for the remaining $9.0 million increase. In addition, confirm to us that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page 45 of Amendment No. 1. The Company confirms that its liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity.
Business, page 48
Comment:
23.	Provide support for your various claims that your NPS appliance delivers fast data query response times, “massive” scalability and is cost effective. In addition, tell us how you obtained feedback from your customers regarding “faster query performance, lower costs of ownership and improved analytic productivity” and what percentage of your customers provided you with such feedback. To the extent you received customer feedback that did not support this claim, please revise as applicable to ensure balanced disclosure.

Response:	The Company advises the Staff that it bases these claims on several years of experiences in which these claims have been validated by its customers, partners and industry analysts. The Company obtains feedback from customers at many stages of the customer interactions, such as during:
•	The sales cycle and product benchmarks;

Securities and Exchange Commission
May 4, 2007

•	Deployment of the Company’s product;

•	Post-sales support interactions;

•	Marketing activities including press releases, conferences, speaking opportunities, media interviews, case study development, award submissions and other interactions; and

•	Customer user events including our user groups, forums and conferences.
The Company gathers this information informally from substantially all of its customers during one or more of these interactions. This public and private feedback overwhelmingly substantiates the claims set forth above and the Company has not received any feedback inconsistent with these claims.

The Company has supplementally provided the Staff with the following support for such statements:
•	Customer case studies, with approved quotes from customers;

•	Analyst reports by third-party industry analyst firms Winter Corporation, and Bloor Research;

•	Customer and partner presentations given at the following webinars, trade shows and conferences:

Epsilon — National Conference of Database Marketers 2006;

Loan Performance — Webinar 2005;

Business Objects — Webinar 2004;

CompuCredit — Gartner BI Conference 2007; and

Catalina Marketing — MicroStrategy World 2006.
Comment:
24.	Please clarify whether the 200 appliances shipped as of January 31, 2007 include all appliances shipped since inception or some other date and whether the number of appliances “shipped” is equivalent to those sold.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 49 of Amendment No. 1.

Securities and Exchange Commission
May 4, 2007

Comment:
25.	Please provide us with a marked copy of the IDC and Winter Corp. reports containing the industry projections you reference in the business section. Tell us whether the reports were specifically commissioned by Netezza or are generally available to the public.

Response:	Under separate cover, the Company has supplementally provided the Staff with a marked copy of the requested IDC and Winter Corporation reports. These reports were not specifically commissioned by the Company and are generally available to the public.
Comment:
26.	Please clarify your references on pages 54 and 58 to “best-of-breed” solutions, expertise and technology.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 55 and 59 of Amendment No. 1.
Comment:
27.	Consistent with our comment above regarding your listing of selected customers, please provide a basis for identifying the “sample customers” listed on page 56 across each segment. We note that you have included at least two additional companies in this listing.

Response:	The Company advises the Staff that the list of customers set forth on pages 1, 49 and 57 of Amendment No. 1 were selected based on their name recognition and their willingness to provide consent for the inclusion of their names in the Registration Statement. All of the listed customers are current customers of the Company who have purchased at least $50,000 worth of products from the Company during the last fiscal year. AOL and Marriott gave their consent to have their names included in the Registration Statement as one of the Company’s customers; however, they did not fit into an identifiable vertical segment, and therefore were not included in the list of customers set forth on page 57.
Comment:
28.	Please confirm that each of the customers listed on page 57 has reviewed your description of their business and customer experience and agrees with the accuracy of your description.

Response:	The Company advises the Staff that each of the customers listed on page 58 of Amendment No. 1 has reviewed the description of its business and customer

Securities and Exchange Commission
May 4, 2007

experience and confirmed in writing to the Company that it agrees with the accuracy of the description contained in the Registration Statement.
Competition, page 60
Comment:
29.	Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

Response:	In response to the Staff’s comment, the Company has revised and expanded the disclosure on page 61 of Amendment No. 1. The Company respectfully submits that the first paragraph of the section entitled “Competition” on page 61 of Amendment No. 1 sets forth, on a qualitative basis, how we compare to our competitors. However, based on the nature of the business and marketplace, the Company believes it is impractical to discuss our competitors or competitive position in quantitative terms.
Management
Compensation Discussion and Analysis, page 67
Comment:
30.	We note disclosure on page 67 that one of the primary objectives of the compensation committee is to “align the incentives of the executives with the creation of value for the stockholders.” Please expand your disclosure to indicate how your executive compensation programs will be, or have been, designed to do this. See Item 402(b)(1)(i) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised and expanded the disclosure on pages 68 through 70 of Amendment No. 1 to indicate how the Company’s executive compensation programs are designed to align the incentives of the Company’s executives with the creation of value for stockholders.
Comment:
31.	Please revise to identify the “comparable public companies” to which you refer that comprised the benchmarking group. See Item 402(b)(2)(xiv) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 68 of Amendment No. 1.
Comment:

Securities and Exchange Commission
May 4, 2007

32.	Please expand the discussion regarding how you establish base salary on page 68. Your disclosure that salaries are based on the level of responsibility required of each executive and that adjustments to salaries are based on each executive’s performance does not convey how you determine the amount to be paid or what the individual performance objectives are. See Item 402(b)(1)(v) and 402(b)(2)(vii).

Response:	In response to the Staff’s comment, the Company has revised and expanded the disclosure on page 69 of Amendment No. 1 to discuss how the Company established the base salary for executives.
Comment:
33.	In your discussion regarding cash bonuses, please clarify why there are material differences in the compensation policy for Mr. Tacoma, Senior Vice President, Worldwide Sales. See Section I.B.1 of Release No. 33-8723A.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 69 and 70 of Amendment No. 1 to clarify the difference in compensation policy for Mr. Tacoma.
Comment:
34.	Please address the level of difficulty in achieving the target levels associated with the bonuses.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 70 of Amendment No. 1 to address the level of difficulty in achieving the target levels associated with bonuses.
Comment:
35.	Please provide disclosure pursuant to Item 402(b)(vi) of Regulation S-K regarding how your long-term incentives fit with the other elements of compensation and how such incentives affect decisions regarding such other elements. Further, please discuss your policies for allocating between your forms of compensation pursuant to Item 402(b)(2)(i) and (ii) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 70 and 71 of Amendment No. 1 to discuss how its long-term incentives interact with the other elements of compensation and to set forth its policies for allocating between different forms of compensation.
Comment:

Securities and Exchange Commission
May 4, 2007

36.	Item 402(b)(2) sets forth other examples of material information that could be appropriate for discussion in compensation discussion and analysis but it is unclear from your disclosure what consideration you have given to the pertinent illustrative examples contained in this disclosure guideline. In this regard, we specifically refer you to the examples set forth in Item 402(b)(2)(iii), (ix), and (x). Please advise us as to how these topics are addressed in compensation discussion and analysis or otherwise advise as to the reasons the particular topic is not applicable to your executive compensation program.

Response:	The Company advises the Staff that it considered the illustrative examples contained in Item 402(b)(2) and it respectfully submits that all of the examples set forth in Item 402(b)(2) that are material and relevant to the Company have been addressed.
Summary Compensation Table, page 71
Comment:
37.	Please provide a narrative description of any material factors necessary to an understanding of the summary compensation table and grants of plan-based awards table. See Item 402(e) of Regulation S-K.

Response:	The Company respectfully submits that the narrative description contained in the footnotes to the Summary Compensation Table and the Grants of Plan-Based Awards Table on pages 73 and 74 of Amendment No. 1 and the sections of the Registration Statement cross-referenced in the footnotes sets forth the material factors necessary to an understanding of the summary compensation table and grants of plan-based awards table.
Comment:
38.	Clarify whether Messrs. Saxena and Baum received compensation for serving as directors of Netezza. If either was awarded compensation for serving in this capacity, we would expect to see appropriate disclosure in a “Director Compensation” table or the “Summary Compensation Table.” If not, please include a statement to this effect.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 68 of Amendment No. 1.
Comment:
39.	Under Agreements with Executives, please set forth the definitions of “cause,” “for good reason,” and “change of control” that would potentially result in the payment of the listed benefits rather than referring to the agreements for the definition.

Securities and Exchange Commission
May 4, 2007

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 76 of Amendment No. 1 to provide a summary of the definitions of “cause,” “good reason,” and “change in control”. The Company advises the Staff that full text of the definitions are contained in the form of Executive Retention Agreement which is filed as an exhibit to the Registration Statement.
Principal and Selling Stockholders, page 80
Comment:
40.	Once you have identified all of the selling shareholders, please ensure that you include the selling shareholder information required by Item 507 of Regulation S-K. Provide a detailed introductory description of the transaction by which each of the selling security holders in the table acquired their shares. Also include a materially complete description of any material relationship the selling security holders have or had with Netezza or its predecessors or affiliates within the past three years.

Response:	The Company advises the Staff that there will no longer be any shareholders selling as part of the offering. The Company has revised Amendment No. 1 to remove all references to the selling shareholders.
Comment:
41.	Also identify the natural person or persons who have voting and/or investment control over each of the selling shareholder entities listed in the table. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available Corporation Finance Telephone Interpretation Manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual. This information may be disclosed in footnotes to the selling shareholder table.

Response:	The Company advises the Staff that there will no longer be any shareholders selling as part of the offering. The Company has revised Amendment No. 1 to remove all references to the selling shareholders. However, in response to the Staff’s comment, the Company has revised pages 82 and 83 of Amendment No. 1 to identify the natural person or persons who have voting and/or investment control over each of the entities listed in the Principal Stockholders table.
Comment:
42.	To the extent any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please identify them as such in the selling shareholder table. For all broker-

Securities and Exchange Commission
May 4, 2007

dealers, advise us whether their shares were received as compensation for investment banking services or as investment shares.

Response:	The Company advises the Staff that there will no longer be any shareholders selling as part of the offering. The Company has revised Amendment No. 1 to remove all references to the selling shareholders.
Comment:
43.	To the extent any of the selling shareholders are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:	The Company advises the Staff that there will no longer be any shareholders selling as part of the offering. The Company has revised Amendment No. 1 to remove all references to the selling shareholders.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2
Comment:
44.	Revise to remove the preamble language from your Report of Independent Registered Public Accounting Firm prior to effectiveness.

Response:	The Company acknowledges the Staff’s comment and will remove the preamble language prior to effectiveness.
Consolidated Balance Sheets, page F-3
Comment:
45.	Please revise your pro forma consolidated balance sheet to reflect the reclassification of the preferred stock warrant liability to additional paid-in-capital upon completion of this offering as discussed on page F-10 of the filing. Ensure revised pro forma balance sheet information is updated throughout the filing.

Response:	The Company acknowledges the Staff’s comment and has revised the pro forma consolidated balance sheet on page F-3 of Amendment No. 1 to reflect the reclassification of the preferred stock warrant liability to additional-paid-in capital.

Securities and Exchange Commission
May 4, 2007

Consolidated Statements of Operations, page F-4
Comment:
46.	We note that the Company calculated the net loss attributable to common shareholders using the two-class method. Tell us how you considered Issue 5 of EITF 03-6 in determining whether the convertible preferred stock should be included in the computation of basic earnings per share regardless of the fact that the Company has a net loss from operations. In this regard, tell us and disclose whether the Series A, B, C or D preferred shareholders have contractual obligations to share in the losses of the Company.

Response:	The Company supplementally advises the Staff that the Series A, B, C or D preferred stockholders do not have a contractual obligation to share in the losses of the entity. Therefore, based on the guidance in Item 5 of EITF 03-6 “Participating Securities and the Two-Class Method under FASB Statement No. 128”, the Company has excluded the convertible preferred stock from the computation of basic earnings per share. The following sentence has been added to page F-13 of Amendment No. 1 to clarify this point:
“The Company has excluded the convertible preferred stock from the basic earnings per share calculation as the preferred stockholders do not have a contractual obligation to share in the losses of the entity.”
Note 2. Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-8
Comment:
47.	We note that the Company determines VSOE of fair value for undelivered services based on the prices charged when the same element is sold separately. Please describe the process you use to evaluate the various factors that affect your VSOE including customer type and other pricing factors. Further, address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. See paragraph 10 of SOP 97-2.

Response:	In response to the Staff’s comment, the Company has revised and expanded the disclosure on page F-8 of Amendment No. 1. In addition, the Company advises the Staff that VSOE of fair value for undelivered services, is determined based upon the prices charged when the same element is sold separately. Additionally, in accordance with paragraph 57 of SOP 97-2, VSOE for maintenance is determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate). Standard list pricing for optional maintenance and support is 18% for business critical services and 15% for standard support services. The actual prices the Company charges customers

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May 4, 2007

may vary on a customer specific basis depending on the volume of product purchased, the length of the contract and the size of the customer.
Comment:
48.	We further note that the fair value of maintenance and support services may also be determined based on the price to be paid upon renewal of that service in accordance with the optional renewal terms offered contractually to the customer. When renewal rates are stated in the contract, tell us what percentage of your customers actually renew at the stated rates. Also, tell us how you considered paragraph 57 of SOP 97-2 in determining that such rates are substantive.

Response:	The Company did consider paragraph 57 of SOP 97-2 in determining that the fair value of rates to be paid on the renewal of maintenance and support services were substantive. The Company advises the Staff that VSOE of the fair value of undelivered services, principally maintenance, is based upon the prices charged to customers when the applicable element is sold separately to customers. Therefore, the VSOE of the fair value of maintenance services for each customer is deemed to be the stated renewal rate in the terms and conditions of each customer agreement (and documents incorporated by reference) in accordance with paragraph 57 of SOP 97-2. Additionally, the Company considered TPA 5100.54 which provides guidance on certain PCS arrangements where renewal rates may not be substantive.
Since the Company’s inception, the maintenance renewal rate charged to the customer for the term of the applicable customer contract equals the rate charged for the first year of the contract unless the customer agreement is amended and the renewal rate is decreased in conjunction with volume purchases.

These reduced maintenance renewal rates are deemed to be substantive because, although support costs in the aggregate will increase for such customers, as additional products are purchased, the cost of support on a per product basis decreases.

For fiscal 2007, 83% of the Company’s customers paid the renewal rates that were set forth in their original customer agreement. The remaining 17% renewed at reduced rates in conjunction with volume purchases.

Based upon the analysis above, the Company concluded that VSOE for the fair value of undelivered services has been established in accordance with SOP 97-2.
Comment:
49.	We note that Hewlett-Packard provides all on-site hardware maintenance services to your customers. Tell us how you considered each of the factors in EITF 99-19 in

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May 4, 2007

determining whether revenues from such services should be recognized on a gross or net basis.

Response:	The Company has reviewed the accounting guidance pursuant to Emerging Issues Task Force Issue 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” (EITF 99-19), and believes that its presentation of revenue on a gross basis is appropriate. The determination is supported by the following indicators contained in EITF 99-19, which are applicable to the manner in which Netezza conducts business.
•	The Company markets and sells services directly to customers, as evidenced by its underlying supplier and customer agreements, and is the primary obligor in its sales arrangements as it is responsible for the fulfillment of service arrangements and ensuring acceptability of the services provided.

•	The Company has latitude in establishing prices charged to its customers and amounts earned are not fixed per customer transaction or as a stated percentage of the amount billed; and

•	The Company bears the credit risk for all amounts billed to its customers.
The Company does not believe that any indicators contained in EITF 99-19 of net revenue reporting are present. As a result, the Company considers that its current presentation meets the requirements of EITF 99-19 for gross revenue reporting.
Comment:
50.	Please disclose the significant components of deferred revenue. Also, explain the reasons for the $14.8 million increase in total deferred revenue from January 31, 2006 to January 31, 2007 and specifically tell us what contributed to the significant amount of long-term deferred revenue at year-end 2007.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page 45 of Amendment No. 1 to disclose the significant components of deferred revenue and the reasons for the increases in both short-term and long-term deferred revenue.
Inventory, page F-9
Comment:
51.	We note the “Company maintains an inventory valuation reserve, which reflects the Company’s estimate of potential obsolescence and excess quantities.” Please be advised

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May 4, 2007

that the inventory write down due to obsolescence establishes a new cost basis, which subsequently cannot be marked up based on changes in underlying facts and circumstances and also should not be presented as a reserve. See Chapter 4 footnote 2 of ARB 43 and SAB Topic 5(BB). Tell us if the Company has obsolete inventory still on hand and if so, explain why you have not disposed of such inventory yet. Disclose in MD&A if such inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs.

Response:	The Company acknowledges the Staff’s comment and notes the Company does not have any obsolete inventory on hand and has not sold any inventory which was written down to a new cost basis. If the Company sells inventory in the future which has a high gross margin due to previous write-downs, the Company will provide appropriate disclosures in the applicable footnotes to the financial statement and MD&A of future filings. The Company has revised the disclosure on page F-9 of Amendment No. 1 to remove the discussion of the activity related to the inventory reserve.
Stock-Based Compensation, page F-11
Comment:
52.	Tell us when you first initiated discussions with underwriters, when the underwriters first communicated their estimated price range for your stock and the range they communicated to you. If you do not include a range in your next amendment, supplementally tell us the estimated price range.

Response:	During the process of interviewing and selecting managing underwriters for its IPO, which began in late 2006 and continued into early 2007, the Company engaged in general discussions with the managing underwriters and other prospective underwriters concerning the potential value of the Company as a publicly-traded enterprise. However, the first formal communication of the estimated IPO price range did not occur until early April 2007, at which time the currently anticipated range of $10.00 to $14.00 per share was communicated by the lead underwriters to the Company.
Comment:
53.	Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:
•	The nature and type of stock option or other equity related transaction;

•	The date of grant/issuance;

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May 4, 2007

•	Description/name of option or equity holder;

•	The reason for the grant or equity related issuance;

•	The number of options or equity instruments granted or issued;

•	The exercise price or conversion price;

•	The fair value of underlying shares of common stock;

•	The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and

•	The amount and timing of expenses recognition.
Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.
Comment:
54.	Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment.
Comment:
55.	Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.
Response to Comments 53 — 55:
General
     Under separate cover, the Company has supplementally provided the Staff with a list of all option grants made by the Company since February 1, 2006 (the beginning of fiscal 2007), including the date of grant, the name of the option recipient, the number of shares of common

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May 4, 2007

stock covered by the grant, the exercise price, the SFAS 123R fair value per share, and the deferred compensation associated with such grant. The Company advises the Staff that the list does not include the fair value of options granted after the end of the fiscal year because the figures have not been calculated. These option grants are the only equity-related transactions engaged in by the Company since February 1, 2006, other than the issuance of preferred stock warrants (as described in Note 11 of the Notes to Consolidated Financial Statements) and the issuance of common stock upon the exercise of previously granted stock options.
     All of these options were granted as part of the compensation arrangements for the employees or directors receiving the grants, and were granted with an exercise price equal to the fair market value of the common stock on the date of grant, as determined by the Board of Directors. The recording of compensation expense with respect to those option grants is discussed in the MD&A section of the Registration Statement (under “Stock-Based Compensation” on pages 35-37) and in Note 2 (under “Stock-Based Compensation” on pages F-11 to F-12) and Note 13 of the Notes to Consolidated Financial Statements.
     The discussion that follows explains in detail the factors underlying each determination by the Board of Directors of the fair market value of the common stock since February 1, 2006. Before reviewing these individual valuation determinations, however, the Company would like to make three general points concerning its common stock valuations.
     First, in its fair market value determinations since February 1, 2006, the Board of Directors took into account independent valuation analyses performed by an investment bank, the Company’s recent and projected financial performance, preferential rights of the outstanding preferred stock and their impact on the value of the common stock, the Company’s prospects for an initial public offering or liquidity event, and any other factors deemed relevant by the Board of Directors. The Company has not engaged in any sales of preferred stock since February 1, 2006. In light of the inherent difficulties in valuing the common stock of a private company without an established trading market, the Company respectfully submits that the Board of Directors’ good faith efforts to make reasonable and accurate determinations by obtaining professional valuation analyses from an independent investment bank should be accorded significant deference.
     Second, during the entire period of time discussed in this response, the Company had Series A, Series B, Series C and Series D preferred stock outstanding. In each determination of the fair market value of the common stock, the Board of Directors necessarily took into account the rights and terms of the outstanding preferred stock and their impact on the value of the common stock. The following are among the more significant rights and terms of the preferred stock that make it significantly more valuable than the common stock:
•	Liquidation preferences — In the event of an acquisition of the Company, the holders of the Company’s preferred stock would be entitled to be paid their original purchase price for the preferred stock (which aggregated $69.6 million as of February 8, 2005, the date of the first valuation determination by the Board of

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May 4, 2007

Directors discussed below) before any payment to the holders of common stock. Moreover, after that preferential payment to the holders of preferred stock, the remaining purchase price would be distributed among the holders of preferred stock and common stock, pro rata based on the number of shares of common stock held by each (assuming conversion into common stock of all outstanding preferred stock), subject to specified caps on the total amount payable to the holders of each series of preferred stock. As a result of these liquidation preferences, the value of the common stock (based on what the holders of common stock would receive in an acquisition of the Company) is significantly reduced, and is well below the value of the preferred stock of the Company.

•	Anti-dilution rights — The preferred stock is convertible into common stock, at the option of the holder or on a mandatory basis in connection with a qualifying initial public offering by the Company, at the ratio, after giving effect to the two for one reverse split to be effected prior to the closing of the IPO, of one share of common stock for each two shares of preferred stock. All four series of preferred stock include “anti-dilution” provisions, which increase the conversion rate (giving the holders of preferred stock a greater number of shares of common stock for each share of preferred stock converted) if the Company issues equity securities at a price below the purchase price paid for that series of preferred stock.

•	Veto rights — As a result of special voting provisions included in the Company’s charter, there are a number of significant corporate actions that the Company cannot take without the consent of either the holders of at least 51% of the outstanding preferred stock (voting together as a single class) or the holders of a specified percentage (ranging from a majority to two-thirds) of the shares of each of the four series of preferred stock. Among the corporate actions that require such a consent from the holders of preferred stock are: an acquisition of the Company; the authorization of another series of preferred stock with rights comparable to the existing series of preferred stock; the incurrence of debt in excess of $50,000; an increase in the number of shares of common stock issuable under the Company’s employee stock plan; and the payment of dividends on common stock.

•	Redemption rights — The holders of a majority of the outstanding shares of Series A, Series B, Series C and Series D preferred stock may require the Company to redeem their preferred stock, commencing in early 2010, for a redemption price equal to the greater of (i) the original purchase price paid for the preferred stock, plus accumulating dividends at the rate of 8% per year, or (ii) the fair market value of the preferred stock on the date of redemption.

•	Right of first refusal — The holders of preferred stock have the right to purchase their pro rata portion of equity securities issued by the Company, subject to

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May 4, 2007

certain exceptions (such as issuances by the Company under its employee stock plan).

•	Registration rights — The holders of preferred stock have the right to require the Company to register their common stock (issued upon conversion of their preferred stock) under the Securities Act of 1933 to enable them to make public sales of that stock, and also have the right to participate in registrations initiated by the Company.
     Third, the Company believes that the composition of its Board of Directors is relevant to an assessment of the Board’s fair market value determinations. The members of the Board have significant experience in valuing privately-held companies. Of the seven current directors who participated in the common stock valuations since February 1, 2006, three directors (Mr. Ferri, Mr. Dintersmith and Mr. Dhaliwal) are venture capitalists who, on a combined basis, have served as directors of over 50 private companies, and the other four directors (Mr. Saxena, Mr. Baum, Mr. Kane and Mr. Zander) have served as both executives and directors of other private companies. In addition, all members of the Board of Directors have in-depth knowledge of the industry in which the Company operates, which is critical in assessing the performance and value of the Company. Finally, Mr. Ferri, Mr. Dintersmith and Mr. Dhaliwal are partners at venture capital funds that are the three largest stockholders of the Company, and they therefore have little incentive to issue stock below its fair value and thus dilute the equity positions of these funds.
Option Grants on February 20, 2006
     On February 3, 2006 and February 20, 2006, the Company granted options for a total of 5,000 and 1,166,500 shares, respectively, of common stock. All of those options were granted with an exercise price of $2.50 per share. These were the only option grants made by the Company between February 1, 2006 and May 9, 2006 (grants on that date are discussed below).
     At its December 19, 2005 meeting, the Board of Directors directed management to obtain an independent valuation of the Company’s common stock to assist the Board of Directors in determining the fair market value of the common stock for option granting purposes. As a result, the Company engaged Revolution Partners, an investment bank specializing in mergers and acquisitions and private capital fundraising, to perform such a valuation. Revolution Partners has no affiliation or business relationship with the Company beyond its engagement for these common stock valuations.
     Revolution Partners performed a valuation of the common stock as of January 23, 2006, which was provided to the Board of Directors. After reviewing and discussing the valuation prepared by Revolution Partners and taking into account the other factors deemed relevant, the Board of Directors on February 20, 2006 determined that the fair market value of the common stock was $2.50 per share. This represents an increase from the fair market value of $1.20 per share as most recently determined by the Board of Directors on November 8, 2005. The

Securities and Exchange Commission
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principal factors considered by the Board of Directors in making that determination were as follows:
     Revolution Partners valuation. The Revolution Partners valuation was performed in accordance with the Practice Aid. This valuation utilized the following three valuation methodologies (which are summarized in the Registration Statement):
•	Valuation based on comparable companies — In this method, Revolution Partners calculated the valuations of comparable public companies as a multiple of their recent and projected revenue and projected EBITDA, and applied the resultant ranges of multiples to the Company’s recent and projected revenue and projected EBITDA to yield an implied valuation range for the Company. As part of this methodology, Revolution Partners applied a private company illiquidity discount of 20%, and increased the Company valuation range to take into account the excess of its cash and cash equivalents over its debt.

•	Valuation based on precedent transactions — In this method, Revolution Partners surveyed the purchase prices paid in recent acquisitions of comparable companies, calculated the range of purchase prices as a multiple of those companies’ most recent and projected annual revenue, and applied the resultant ranges of multiples to the Company’s most recent and projected annual revenue to yield an implied valuation range for the Company; this valuation range was then increased to take into account the excess of the Company’s cash and cash equivalents over its debt.

•	Valuation based on discounted cash flow — In this method, Revolution Partners used the long-term cash flows projected by Company management, and applied a range of discount rates to produce an implied current valuation range for the Company.
     Revolution Partners then combined the implied valuation ranges yielded by these three methodologies to produce a blended valuation range. Next, Revolution Partners calculated, for both the low end and high end of the blended Company valuation range, the value per share available to common stockholders based on the Company’s valuation, after applying the liquidation preference provisions of the Company’s charter and discounting the common stock by 40% to reflect the preferential rights of the preferred stock discussed above (other than its liquidation preference, which is already taken into account calculating the value of the common stock pursuant to this model). This valuation analysis resulted in a range for the fair market value per share of common stock, as of January 23, 2006, of $2.50 per share to $3.46 per share. The Board of Directors determined that the fair market value of the Company was at the low end of the Revolution Partners valuation range, primarily as a result of the valuation considerations listed below.

Securities and Exchange Commission
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     Recent financial performance. During the quarter ended January 31, 2006 (the last quarter of fiscal 2006), the Company recorded revenue of $17.7 million, its highest quarterly revenue ever. As a result of the strong fourth quarter performance, the Company’s revenue for fiscal 2006 was $53.9 million, which represents almost a 50% increase over fiscal 2005 revenue (although, as noted below, fiscal 2006 revenue was significantly below the Company’s original fiscal 2006 operating plan). While a fair market value of $2.50 per share of common stock represented a significant increase over the fair market value determination by the Board of Directors in November 2005 ($1.20 per share), the Board of Directors believed this increase was justified by the recent strong financial performance of the Company.
     Uncertainty of financial projections. All three valuation methodologies utilized by Revolution Partners relied to some extent on the projected financial performance of the Company. Because the Company had been generating revenue for less than three years and was competing in a new and evolving market, the Board of Directors believed that any projections of financial performance at that stage of the Company’s operating history were inherently uncertain and risky. This conclusion was supported by the fact that the Company’s revenue for the recently-completed fiscal 2006 was more than $20 million below the projected revenue in the Company’s original fiscal 2006 operating plan, and the Company incurred an operating loss for fiscal 2006 of $14.0 million, as compared to a small projected operating profit in the fiscal 2006 operating plan. This risk led the Board to conclude that the low end of the Revolution Partners valuation range was the more accurate portrayal of the fair market value of the common stock. Ultimately, this conclusion was supported by the Company’s fiscal 2007 operating performance, as its fiscal 2007 revenue was less than, and its fiscal 2007 operating loss was greater than, the fiscal 2007 projections used by Revolution Partners in its valuation analyses.
     Preferential rights of preferred stock. Please refer to the discussion above. As an example of the impact that the preferred stock liquidation preferences alone have on the common stock value, if the Company had been acquired in February 2006 for a purchase price of $150,000,000 — which represents almost a 3x multiple over fiscal 2006 revenue and an infinite multiple over fiscal 2006 net income — the holders of Series D preferred stock would have received approximately $3.37 per share in that acquisition (or, because each two shares of Series D Preferred Stock is convertible into one share of common stock, $6.74 per share on a common stock-equivalent basis), while the holders of common stock would have received approximately $1.64 per share. Furthermore, these payments would be even lower if (as would be expected) the holders of outstanding common stock options exercised those options prior to the acquisition, thus spreading the acquisition price among a greater number of shares.
     IPO market. The IPO market for technology companies remained weak in early 2006. There were only 42 IPOs by venture capital-backed companies in 2005, and only 13 of those IPOs were by information technology companies. This compares to 250 venture-backed IPOs in 1999 and 202 in 2000. (Source of data: Dow Jones VentureOne) This was an important factor in the Board of Directors’ assessment of whether an IPO — and the liquidity opportunities and the elimination of the preferred stock preferences that would result — was feasible in the foreseeable future.

Securities and Exchange Commission
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Option Grants on May 9, 2006
     At its regularly scheduled Board of Directors meeting on May 9, 2006, the Company granted options for a total of 476,750 shares of common stock. All of those options were granted with an exercise price of $2.50 per share. These were the only option grants made by the Company between the February 20, 2006 option grants (discussed above) and the August 10, 2006 option grants (discussed below).
     The Board of Directors again evaluated the fair market value of the common stock at its May 9, 2006 meeting and determined that its fair market value remained at $2.50 per share. The principal factor considered by the Board of Directors in making that determination was as follows:
     Recent financial performance. The Company’s revenue for the quarter ended April 30, 2006 (the first quarter of fiscal 2007), was $12.0 million, which was significantly below the projected first quarter revenue in the Board-approved operating plan for fiscal 2007. In addition, the Company’s operating loss in the first quarter was significantly in excess of the projected operating loss in the fiscal 2007 operating plan.
Option Grants on August 10, 2006
     At its regularly scheduled Board of Directors meeting on August 10, 2006, the Company granted options for a total of 1,672,250 shares of common stock. All of those options were granted with an exercise price of $2.50 per share. These were the only stock options granted by the Company between the May 9, 2006 option grants (discussed above) and the November 15, 2006 option grants (discussed below).
     In preparation for the August 10, 2006 Board of Directors meeting, the Company engaged Revolution Partners to perform another valuation analysis of the common stock. Revolution Partners performed this valuation, and delivered a valuation report dated August 9, 2006 to the Board of Directors.
     At its August 10, 2006 meeting, the Board of Directors again evaluated the fair market value of its common stock. After reviewing and discussing the Revolution Partners valuation and taking into account the other factors deemed relevant, the Board of Directors concluded that the fair market value of the common stock remained at $2.50 per share. The principal factors considered by the Board of Directors in making that determination were as follows:
     Revolution Partners valuation. In performing its valuation, Revolution Partners utilized the same three valuation methodologies as it did in its January 23, 2006 valuation, with the following differences: (1) Revolution Partners used updated financial projections (taking into account the Company’s actual performance through the first two quarters of fiscal 2007) provided to it by the Company; and (2) the common stock discount applied in deriving a valuation per share of common stock from the overall Company valuation range (30%) was

Securities and Exchange Commission
May 4, 2007

lower than that utilized in January 2006. The August 9, 2006 valuation analysis performed by Revolution Partners yielded a range for the fair market value of the common stock of $1.52 to $3.42 per share, which was less than the valuation range produced by its January 23, 2006 valuation ($2.50 to $3.46 per share).
     The fair market value of the common stock as determined by the Board of Directors was approximately the midpoint of the updated Revolution Partners valuation range. The Board of Directors concluded that it was appropriate to use the midpoint of the Revolution Partners range, because the Board of Directors believed that the Company’s ability to forecast its financial performance was improving as the Company’s customer base, operational experience and market presence grew. However, as noted above, this did not result in a change in the fair market value, which remained at $2.50 per share of common stock.
     Recent financial performance. The Company’s revenue for the quarter ended July 31, 2006 was $17.8 million, which represented a significant improvement over the $12.0 million in the first quarter but was still short of second quarter revenue as forecasted in its fiscal 2007 operating plan. Similarly, the second quarter operating loss was smaller than the first quarter operating loss but larger than the forecasted second quarter operating loss. The Board concluded that this financial performance did not warrant a decrease in the fair market value of the common stock (as the Revolution Partners valuation implied) but also did not warrant an increase in its value.
Stock Options Granted on November 15, 2006
     At its regularly scheduled Board of Directors meeting on November 15, 2006, the Company granted options for a total of 347,000 shares of common stock. All of those options were granted with an exercise price of $4.50 per share. These were the only stock options granted by the Company between the August 10, 2006 option grants (discussed above) and the December 19, 2006 option grants (discussed below).
     In preparation for the November 15, 2006 Board of Directors meeting, the Company engaged Revolution Partners to perform another valuation analysis of the common stock. Revolution Partners performed this valuation, and delivered a valuation report dated November 14, 2006 to the Board of Directors.
     At its November 15, 2006 meeting, the Board of Directors again evaluated the fair market value of its common stock. After reviewing and discussing the Revolution Partners valuation and taking into account the other factors deemed relevant, the Board of Directors concluded that the fair market value of the common stock had increased to $4.50 per share. The principal factors considered by the Board of Directors in making that determination were as follows:
     Revolution Partners valuation. In performing its valuation, Revolution Partners utilized the same three valuation methodologies as it did in its prior valuations, with the following differences: (1) Revolution Partners used updated financial projections (taking into account the

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Company’s actual performance through the first three quarters of fiscal 2007) provided to it by the Company; and (2) the common stock discount applied in deriving a valuation per share of common stock from the overall Company valuation range (15%) was lower than that utilized in August 2006, as an IPO and the elimination of these preferences became more feasible. The November 14, 2006 valuation analysis performed by Revolution Partners yielded a range for the fair market value of the common stock of $2.86 to $4.64 per share, which was greater than the valuation range produced by its August 9, 2006 valuation ($1.52 to $3.42 per share).
     The fair market value of the common stock as determined by the Board of Directors was very close to the high end of the Revolution Partners valuation range. The Board of Directors concluded that it was appropriate to move toward the high end of the Revolution Partners range, primarily as a result of the considerations listed below.
     Recent financial performance and financial outlook. The Company’s revenue for the quarter ended October 31, 2006 was $23.2 million, which represented another significant increase over the prior quarter and was also in excess of the third quarter revenue as forecasted in its fiscal 2007 operating plan. The Company’s third quarter operating loss was also smaller than in the previous quarter. This performance also improved the Board’s outlook for the Company’s future financial performance.
     Pending IPO. Shortly prior the November Board meeting, the Company began working with its outside counsel and meeting with potential managing underwriters concerning a potential IPO in order to provide liquidity for the Company’s stockholders and improved visibility and credibility for the Company to potential customers. The feedback received from these underwriters and the Company’s improved financial performance and outlook led the Board of Directors to conclude that an IPO in the first half of 2007 was feasible. In addition to creating liquidity for the common stock, an IPO would eliminate the liquidation preferences and other preferential rights of the preferred stock due to the conversion of the preferred stock into common stock, thus making the common stock more valuable.
Stock Options Granted on December 19, 2006
     At its regularly scheduled Board of Directors meeting on December 19, 2006, the Company granted options for a total of 80,500 shares of common stock. All of those options were granted with an exercise price of $4.50 per share. These were the only stock options granted by the Company between the November 15, 2006 option grants (discussed above) and the February 14, 2007 option grants (discussed below).
     The Board of Directors again evaluated the fair market value of the common stock at its December 19, 2006 meeting and determined that its fair market value remained at $4.50 per share. That determination was based on the short period of time that had elapsed since the November 15, 2006 valuation and the Board’s conclusion that there were no events or developments subsequent to November 15, 2006 that had a material effect on the Company’s common stock value.

Securities and Exchange Commission
May 4, 2007

Stock Options Granted on February 14, 2007 and February 28, 2007
     At its regularly scheduled Board of Directors meeting on February 14, 2007, the Company granted options for a total of 1,625,250 shares of common stock to employees, and the Compensation Committee granted options for 200,000 shares of common stock to four non-employee directors. On February 28, 2007, the Company granted an additional option for 50,000 shares of common stock to a new non-employee director. All of those options were granted with an exercise price of $6.70 per share. These were the only stock options granted by the Company since the December 19, 2006 option grants (discussed above).
     In preparation for the February 14, 2007 Board of Directors meeting, the Company engaged Revolution Partners to perform another valuation analysis of the common stock. Revolution Partners performed this valuation, and delivered a valuation report dated February 13, 2007 to the Board of Directors.
     At its February 14, 2007 meeting, the Board of Directors again evaluated the fair market value of its common stock. After reviewing and discussing the Revolution Partners valuation and taking into account the other factors deemed relevant, the Board of Directors concluded that the fair market value of the common stock had increased to $6.70 per share. The principal factors considered by the Board of Directors in making that determination were as follows:
     Revolution Partners valuation. In performing its valuation, Revolution Partners utilized the same three valuation methodologies as it did in its prior valuations, with the following differences: (1) Revolution Partners used updated financial projections (taking into account the Company’s actual performance in fiscal 2007) provided to it by the Company; and (2) the common stock discount applied in deriving a valuation per share of common stock from the overall Company valuation range (7.5%) was lower than that utilized in November 2006 as an IPO became more feasible. The February 13, 2007 valuation analysis performed by Revolution Partners yielded a range for the fair market value of the common stock of $4.84 to $6.76 per share, an increase over the valuation range produced by its November 14, 2006 valuation ($2.86 to $4.64 per share). The Board of Directors again concluded that a fair market value close to the high end of the Revolution Partners range was appropriate.
     Recent financial performance and financial outlook. The Company’s revenue for the quarter ended January 31, 2007 was $26.7 million, which represented another record quarter for the Company and was significantly in excess of the fourth quarter revenue forecast in the fiscal 2007 operating plan. As a result of this continued strong financial performance, the Board of Directors was also more optimistic with respect to the Company’s future financial performance.
     Pending IPO. On February 9, 2007, the Company held a “organizational meeting” for its IPO. This meeting was attended by the managing underwriters for the IPO, underwriters’ counsel, the Company’s counsel and the Company’s auditors. This meeting marked the formal commencement of work on the IPO. As a result, the Board of Directors concluded that an IPO —

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and the resulting liquidity for the common stock and elimination of the preferred stock preferential rights — was now likely.
     The Board of Directors also took into account the following factors, which mitigated against a greater increase in the fair market value of the common stock.
     Uncertainty of IPO. Although the Company had begun work toward an IPO, there was no assurance (and there is still no assurance) that the IPO would come to fruition, particularly given recent stock market volatility. Moreover, the conversion of the outstanding preferred stock of the Company into common stock was a necessary precursor to the marketing of the IPO; and while the Company’s charter contained a provision providing for the mandatory conversion of outstanding preferred stock into common stock upon the closing of an IPO, one of the conditions to triggering this mandatory conversion was an IPO at a price of at least $8.92 per share (a charter amendment approved by stockholders in April 2007 will reduce that threshold to $7.00 per share), and it was far from certain at that time as to whether the planned IPO would be priced at that level.
     Recent financial performance and financial outlook. Although the Company had a record revenue quarter in the fourth quarter of fiscal 2007, it still incurred an operating loss for the quarter (despite forecasted operating income for the fourth quarter in the fiscal 2007 operating plan) and incurred an operating loss of $8.3 million for fiscal 2007 as a whole, which was significantly greater than the forecasted operating loss in the fiscal 2007 operating plan. Moreover, the Board-approved operating plan for fiscal 2008, despite forecasting increased revenue over fiscal 2007, forecasts another operating loss (on a GAAP basis) for fiscal 2008.
     Although the fair market value of the common stock, as determined on February 14, 2007 — $6.70 per share — is less than the currently anticipated IPO price range of $10.00 to $14.00 per share, the Company believes this difference is justified by two primary factors.
•	First, the currently anticipated IPO price range necessarily assumes that the IPO is consummated, thus creating a liquid market for the common stock and eliminating the preferred stock preferential rights. However, there was no liquidity for the common stock, and the preferential rights of the preferred stock remained outstanding, in February. Moreover, there remained significant risk in February — just as there remains risk even today — that the IPO would not be consummated, due to adverse stock market conditions, disappointing financial performance by the Company in the first quarter, or other issues that could derail or significantly delay the IPO.

•	Second, the IPO will not be priced until after the release of the Company’s operating results for the quarter ending April 30, 2007, and the IPO price range is based on the assumption that the Company equals or exceeds its first quarter financial forecast and is on track to do the same for the second quarter at the time the IPO is priced. There was certainly a real risk embodied in that premise in

Securities and Exchange Commission
May 4, 2007

February 2007, particularly given the Company’s failure to meet its quarterly operating projections in the first and second quarters of fiscal 2007.
Comment:
56.	Tell us what consideration you gave to the Practice Aid’s disclosure guidance in paragraph 179. As applicable, consider revising to include the following disclosures for options granted during the 12 months prior to the date of the most recent balance sheet included in the filing:
•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts);
•	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

•	Whether the valuation was performed by a related party.
In addition, we note your reference to an independent valuation report on pages 36 and F-12. Please revise to disclose the name of the valuation firm and include the expert’s consent. We refer you to Rule 436(b) of Regulation C.

Response:	Please see the revised disclosure on pages 36, 37 and page F-12 of Amendment No. 1. In addition, the Company has filed the consent of Revolution Partners as an exhibit to the Registration Statement.
Note 11. Warrants for Preferred Stock, page F-19
Comment:
57.	Please provide the assumptions used to determine the fair value of the preferred stock warrants (including the assumed fair value of the underlying preferred stock used in your Black-Scholes calculations) at each of the following dates: August 1, 2005 (the date you adopted FSP 150-5), January 31, 2006 and January 31, 2007. In this regard, we note your disclosures on page 34 where you state “[t]here was no change in the fair value between the adoption date and January 31, 2006.” Please explain why the fair value did not change during this period.

Response:	The Company supplementally advises the Staff that the preferred stock value was the same on August 1, 2005 and January 31, 2006 and the interest rate change had no impact on the calculation. The following assumptions were utilized by the Company to determine the fair value of the preferred stock warrants:

Securities and Exchange Commission
May 4, 2007

1-Aug-2005
	Preferred
	Stock
	Value	Term (in years)	Volatility	Risk Free Rate	Dividend Yield
Series A	$2.55	7	100%	4.27%	0%
Series B	$2.55	7	100%	4.27%	0%
Series D	$2.55	10	100%	4.27%	0%

31-Jan-2006
	Preferred
	Stock
	Value	Term (in years)	Volatility	Risk Free Rate	Dividend Yield
Series A	$2.55	7	100%	4.52%	0%
Series B	$2.55	7	100%	4.52%	0%
Series D	$2.55	10	100%	4.52%	0%

31-Jan-2007
	Preferred
	Stock
	Value	Term (in years)	Volatility	Risk Free Rate	Dividend Yield
Series A	$3.35	7	100%	4.82%	0%
Series B	$3.35	7	100%	4.82%	0%
Series D	$3.35	10	100%	4.82%	0%
Note 12. Common Stock, page F-21
Comment:
58.	We note that you recorded $800,000 of compensation expense as a result of a transaction that occurred between certain key investors and a former executive of the Company given the “close relationship between the key investors and the Company.” Describe the nature and terms of this agreement, including whether the Company guaranteed the fair value of the shares purchased by the investors. Clarify for us whether the “former executive” was an employee of the Company at the time of the transaction (i.e., February 2005). Also, tell us how you determined the $800,000 of compensation expense recorded. In this regard, it appears that you determined the value of the Company’s common stock to be approximately $3.00 per share at the time of this transaction. Tell us how this compares to the fair value of your common stock as determined for your stock option grants. For instance, we note your disclosures on Page F-12 where you indicate that the fair value of your common stock was $2.50 per share in February 2006. Also, tell us how you determined it was appropriate to record a non-cash compensation charge relating to this transaction and please provide the specific accounting literature you relied upon.

Securities and Exchange Commission
May 4, 2007

Response:	The Company supplementally advises the Staff that at the time of the transaction, the former executive had resigned from the Company. The key investors of the Company agreed to purchase a portion of the former executive’s shares of common stock at a price of $4.50 per share which was far in excess of the fair value of the common stock at the time which was $1.00 per share. The investors agreed to pay in excess of fair market value as part of a negotiated settlement designed to prevent the transfer of the common stock beyond the current investment group. In assessing how to allocate the total consideration of $4.50 per share the Company considered the following values: 1) common stock and 2) a derivative instrument. Any excess was considered to be compensation to the executive. The agreement governing the transaction required the executive to repay a portion of the purchase price if a liquidating event, as defined in the agreement, took place within two years of the date of the agreement for a purchase price of less than $4.50 per share. As a result, the nominal purchase price of $4.50 did not reflect the economic reality of the transaction. Using historical and projected market and company data, the agreement was independently valued by a third party specialist who evaluated the likelihood of a liquidity event occurring within the prescribed two year period, and the likelihood of such event resulting in a purchase price of less than $4.50 per share. The results of this independent valuation showed that the total probability adjusted value of the additional monies paid by the key investors was approximately $800,000. The Company did not guarantee the fair value of the stock, nor did it make any other guarantees or representations to the former executive or the key investors. In determining that it was appropriate for a non-cash compensation charge related to this transaction to be recorded, the Company relied upon guidance in SAB Topic 5-T “Accounting For Expenses Or Liabilities Paid By Principal Stockholder(s)”. The determination is supported by the following indicators contained in SAB Topic 5-T, which are applicable to this transaction:
•	these key investors owned a total of more than 10% of the Company, it was determined that they were principal owners per paragraph 24e of FASB Statement 57 “Related Party Disclosures”; and

•	it was the principal stockholder’s intention to enhance or maintain the value of his investment by entering into such an arrangement and as such the Company is implicitly benefiting from the transaction.
Schedule II Valuation and Qualifying Accounts
Comment:
59.	Please revise to include a schedule of all valuation and qualifying accounts and reserves for each period in which an income statement is presented in accordance with Rule 5-04 of Regulation S-X.

Securities and Exchange Commission
May 4, 2007

Response:	The Company acknowledges the Staff’s comment and notes all required information is included in the financial statement notes or not applicable. The following statement has been added to the index:

Financial Statement Schedules. No financial statement schedules have been submitted because they are not required, not applicable, or because the information required is included in the financial statements or the notes thereto.
If you require additional information, please telephone either the undersigned at the telephone number indicated above or Wendell C. Taylor, Esq. of this firm at (617) 526-6335.
Very truly yours,
/s/ Patrick J. Rondeau

Patrick J. Rondeau

cc:	Kathleen Collins, Esq.
Maryse Mills-Apenteng, Esq.
Ms. Megan Akst
John Mutkoski, Esq.
Mr. Richard Puccio
Wendell C. Taylor, Esq.